Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell llp Paseo de la Castellana, 41 28046 Madrid

July 24, 2025

Re:	Banco BBVA Argentina, S.A. Form 20-F for Fiscal Year Ended December 31, 2024 Filed April 4, 2025 File No. 001-12568

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Michael Volley

Mr. Amit Pande

Ladies and Gentlemen:

On behalf of Banco BBVA Argentina, S.A., a bank organized under the laws of the Republic of Argentina (the “Bank”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Bank’s Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) contained in the Staff’s letter dated July 15, 2025 (the “Comment Letter”).

Set forth below are the Bank’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Bank’s response to the comments. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the 2024 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024

Interest income, page 112

1.	We note your disaggregation of interest income here and interest expenses on page 113. Please revise future periodic filings to clarify which interest-bearing assets and liabilities include CER and UVA clause adjustments.

Response: The Bank acknowledges the Staff’s comment and confirms that it will revise its 2025 annual report on Form 20-F (the “2025 Form 20-F”) and subsequent filings to clarify which interest-bearing assets and liabilities include CER and UVA clause adjustments.

Other operating expenses, page 118

2.	We note your disclosure of losses on loans bearing below market interest rates. Please revise future periodic filings to discuss the nature of these loans, why you originate loans at below market interest rates and disclose your accounting policies related to these loans or tell us where the policies are currently disclosed.

Response: The Bank acknowledges the Staff’s comment and confirms that it will revise its 2025 Form 20-F and subsequent filings to discuss the nature of loans bearing below market interest rates, the reasons why the Bank originates loans bearing below market interest rates and the accounting policies related to these loans.

Profit or loss for financial instruments at fair value through other comprehensive income (FVOCI), page 124

3.	Given the materiality of and significant variability in the disclosed amounts, please revise future periodic filings to provide additional discussion and analysis of the underlying reasons for the fluctuations in the market value of financial instruments measured under this model with appropriate detail of the financial instruments with the most material variations. Also provide discussion and analysis of the maturity and sale of investments impacting these amounts, if material.

Response: The Bank acknowledges the Staff’s comment and confirms that it will revise its 2025 Form 20-F and subsequent filings to provide additional discussion and analysis of the underlying reasons for the fluctuations in the market value of financial instruments measured at fair value through other comprehensive income, including appropriate detail of the financial instruments with the most material variations, as well as of the maturity and sale of investments impacting these amounts, if material.

Credit Risk Exposure – Financial Assets, page F-45

4.	Please revise future periodic filings to disclose the information required by IFRS 7.35M by credit risk rating grades or tell us how your current disclosure complies with the requirements.

Response: The Bank acknowledges the Staff’s comment and confirms that it will revise its 2025 Form 20-F and subsequent filings to expand the disclosure with respect to the information required by IFRS 7.35M by credit risk rating grades.

Allowances – Financial Assets, page F-49

5.	Please revise future periodic filings to disclose the reconciliation of expected credit loss allowances by class of financial instrument. Refer to IFRS 7.35H for guidance.

Response: The Bank acknowledges the Staff’s comment and confirms that it will revise its 2025 Form 20-F and subsequent filings to disclose the reconciliation of expected credit loss allowances by class of financial instrument.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Mrs. Carmen Arroyo (Banco BBVA Argentina, S.A.)

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